August 5, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MoSys, Inc.
Registration Statement on Form S-3
Filed August 2, 2021
File No. 333-258386

Acceleration Request
Requested Date: Monday, August 9, 2021
Requested Time: 10:00 a.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-258386) (the “Registration Statement”) to become effective on Monday, August 9, 2021 at 10:00 a.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very Truly Yours,

MoSys, Inc.

By: /s/ James W Sullivan
Name: James W. Sullivan
Title: Vice President of Finance and Chief Financial Officer

MoSys, Inc. 2309 Bering Drive, San Jose, CA  95054 Tel: 408.418.7500 www.mosys.com